CODESMART HOLDINGS, INC.
275 Seventh Avenue, 5th Floor
New York, NY 10001

July 12, 2013

BY EDGAR
Ms. Anne Nguyen Parker, Branch Chief
Mr. Paul Monsour, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CodeSmart Holdings, Inc. (the “Company”) Current Report on Form 8-K Filed: May 9, 2013 (the “8-K”) File No. 333-180653

Dear Ms. Parker:

Reference is made to your comment letter, dated June 5, 2013, to the Company, relating to the subject filing (the “Comment Letter”). Set forth below is the comment contained in the Comment Letter followed by the Company’s response thereto:

Comment #1:

1.	With your next amendment, please number all of the pages in your filing.

Response #1:

We will amend the 8-K accordingly.

Comment #2:

2.
Please define at the place of first usage all acronyms or abbreviations used throughout your filing. For example, you have not defined the term “A&P” when it is first used within your table of CodeSmart Programs” under your section entitled “Competitive Environment/ Comparison of ICD 10 Online Curriculums.”

Response #2:

We will amend the 8-K accordingly.

Comment #3:

3.
Notwithstanding the URL citations provided, many statements in your filing require additional support. Please provide us with supplemental support for all the claims appearing under your section entitled “Our Business,” including, but not limited to:

●	healthcare is “the largest industry in the United States today;”

●	your “top ranked solution;”

●	the number of coders, nurses, physicians, and hospital employees, as discussed in the “Our Market Opportunity” section;

●	the number of codes under the “old medical code system” versus ICD-10; and

●	that CODESMART is the “first to market” in reaching out to new coders.

Response #3:

We will amend the 8-K accordingly.

Comment #4:

4.
It appears there may be a change in independent accountant associated with the reverse merger and recapitalization described in your filing. If applicable, please comply with Item 4.01 of Form 8-K and provide all of the disclosures required by Item 304 of Regulation S-K.

Response #4:

As of May 9, 2013, the Company did not change certifying accountant. Subsequently on June 11, 2013, the Company officially approved to terminate the relationship with Messineo & Co. CPAs LLC and engaged KBL, LLP as its certifying accountant. On May 17, 2013, the Company filed the Current Report on 8-K to disclose the changes in registrant’s certifying accountant pursuant to Item 304 of Regulation S-K.

Comment #5:

5.	Please disclose the expected date of record for the 8-for-1 forward stock split of your common stock.

Response #5:

The Company implemented a 2-for-1 forward stock split on its outstanding common stock on June 14, 2013. We will disclose in in the amendment to the 8-K.

Comment #6:

6.	Please tell us the status of and expected timeframe for International Alliance Solutions’ transfer of assets to you. Also, please disclose the assets to be included, besides the trademark.

Response #6:

International Alliance Solutions transferred all of its asset to the Company on July 11, 2013.

Comment #7:

7.
The guidance in Item 303(a) of Regulation S-K, specifically paragraphs (a)(1) and (2), requires an analysis of your liquidity and capital resources. Contrasting your current size against your plans discussed under “Our Business” and your statement that you expect to earn $10 million in revenues over the next 12 months, please discuss known commitments for capital expenditures and any expected material change to the mix and relative cost of your capital resources. For further guidance on the overall approach to MD&A, including the presentation, content, and focus of the disclosure, please refer to Sections III and IV of the SEC Interpretive Release No. 33-8350, and Sections 501.03, 501.12, and 501.13 of the Financial Reporting Codification.

Response #7:

We will amend the 8-K accordingly.

Comment #8:

8.
We note your statement “Except as disclosed in the Company’s Annual Report on Form 10-K for the year ended February 28, 2013, the Company was not a party to any transaction...” It appears that you are trying to incorporate by reference information contained in the Form 10-K. As this is not appropriate, please provide all the information required by the information required by Item 404 of Regulation S-K.

Response #8:

We will amend the 8-K accordingly.

Comment #9:

9.
For each beneficial owner that is an entity, please identify the person or persons who have voting or investment control over the company’s securities that the entity owns. Please see Regulation S-K Compliance and Disclosure Interpretation 140.02, available at www.sec.gov.

Response #9:

We will amend the 8-K accordingly.

Comment #10:

10.	Please disclose here or elsewhere whether you have any outstanding shares of preferred stock.

Response #10:

We will amend the 8-K accordingly.

Comment #11:

11.	Please disclose the amount paid to Mr. Lindsay for his 9 million shares of company stock.

Response #11:

We will amend the 8-K accordingly.

Comment #12:

12.	Please identify or define the CodeSmart Shareholders.

Response #12:

“CodeSmart Shareholders” has the same meaning with the “CodeSmart Stockholders.” We will amend the 8-K accordingly.

Comment #13:

13.
We note that Nigel Lindsay formerly served as your Principal Financial and Accounting Officer. Per Item 5.02(c) of Form 8-K, please disclose who is now serving in this capacity or confirm that you have not appointed such an officer.

Response #13:

There is no principal financial and accounting officer appointed in the Company.

Comment #14:

14.
For each listed individual, please provide a complete description of the principal business activities (occupations, employment, positions held) during most recent five years, leaving no gaps or ambiguities with regard to time. With respect to Mr. Shapiro, you do not disclose the names of several of the companies he worked for, nor do you disclose what occupation he held during the period from 2006 to 2010. With respect to Ms. Franey, you similarly do not disclose the name of the staffing company she founded, nor do you provide discernible dates for her periods of employment.

Also, clarify for your two officers how much of their respective professional time has been and will be devoted to your business. Finally, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the registrant’s business and structure. Refer generally to Item 401(e) of Regulation S-K.

Response #14:

We will amend the 8-K accordingly.

Comment #15:

15.
We note your statements that “Mr. Shapiro has been recognized by the health care industry as an innovator in the hiring process and developed a copy written hiring process which yielded a success rate of over 98% for hiring of “A” players into companies” and that he “has directed some of the largest hiring programs in the history of the health care staffing business.” Please substantiate these statements, defining any industry term such as “A player,” or remove them from your filing.

Response #15:

We will amend the 8-K accordingly.

Comment #16:

16.
We note that you will retain the fiscal year of the legal acquirer (i.e., February 28). Since you will be required to file a transition report after the consummation of the reverse merger and recapitalization, Item 5.03(b) of Form 8-K requires that you also disclose the form (e.g., Form 10-K or Form 10-Q) on which the report covering the transition period will be filed. For further guidance on the transition report, refer to Exchange Act Rules 13a-10 and 15d-13 and FRC 102.05.

Response #16:

There was a clerical error: the Company actually intended to retain the accounting acquirer’s fiscal year end, December 31.  A transition report therefore is not required.

According to Section 12240.4 of the SEC Financial Reporting Manual, if the registrant adopts the fiscal year of the accounting acquirer and if the accounting acquirer is a private operating company, then: the registrant should file a Form 8-K to include the financial statements of the accounting acquirer for the latest fiscal quarter that already passed, if the original Form 8-K filed for the reverse acquisition did not include such financial statements.

Based on the foregoing, the Company is amending the 8-K to include the unaudited financial statements of the accounting acquirer for the quarter ended March 31, 2013 (the “First Quarter Financial Statements”).  The Company filed the audited financial statements of the accounting acquirer for the year ended December 31, 2012 but did not include the First Quarter Financial Statement because the First Quarter Financial Statements were not required as of the filing date of the 8-K.

Item 9.01 Financial Statement and Exhibits General

Comment #17:

17.	Please include all exhibits under your list at Item 9.01(d). We note that Exhibit 99.2 was not included and, further, that it was uploaded to EDGAR as your “Bylaws.”

Response #17:

The exhibit is filed under the wrong title due to a clerical error. Therefore, Exhibit 99.2 should be under the title of “Financial Statements,” instead of “Bylaws.” We will amend the 8-K accordingly.

Comment #18:

18.
Please ensure that all material contracts are disclosed in the filing and filed as exhibits. See Item 601(b)(10) of Regulation S-K. As examples, it does not appear that you have filed the “[d]istribution arrangements . . . with major companies” or the “long-term agreement with AMERINET” described under your section entitled “Significant Accomplishments.” Similarly, please file the “license agreement with [Florida International University]” described under your section entitled “Intellectual Property,” the Course Development and Management Services Agreement with FIU and the Assignment of Trademark and Trademark Application Agreement with IAS, or provide us with an analysis as to why these do not need to be filed.

Response #18:

We will amend the 8-K accordingly.

Comment #19:

19.
Please ensure that you have filed complete versions of each of your material contracts, including any schedules and exhibits. Please refer to Item 601(b)(10) of Regulation S-K. We note that Schedule 5 of Exhibit 4.1, Exhibit A of Exhibit 10.1, and Exhibits A and B of Exhibit 10.2 are missing. In addition, the Securities Purchase Agreement does not have the signature pages that identify the Investors.

Response #19:

We will amend the 8-K accordingly.

Exhibit 99.2

Index to Financial Statements, page 2

Comment #20:

20.
Please file an amended Form 8-K with the financial statements of the accounting acquirer for the most recently completed quarterly period prior to the date of the reverse recapitalization. Refer to Rule 8-08 of Regulation S-X.

Response #20:

We will amend the 8-K accordingly.

Comment #21:

2l.	Please include pro forma information in your next amended Form 8-K. Refer to Rule 805 of Regulation S-X.

Response #21:

The pro-forma financial statement is not required as the ongoing results of the Company will be that of the accounting acquirer.  The operations of the legal acquirer were split-off at the time of the transaction.

Note 3. Stockholders’ Equity, page F-9

Comment #22:

22.
We note your disclosure that you issued 750,000 shares of common stock does not agree with the amount of shares reflected on your stockholders’ equity statement on page F-4 of 75,000. Please amend the 8-K your disclosure as necessary.

Response #22:

We will amend the 8-K accordingly.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ira Shapiro
Ira Shapiro
Chief Executive Officer